Gourmet Renee LLC (dba Bircus Brewing Company)

<u>SUBSCRIPTION AGREEMENT</u>

To: Gourmet Renee LLC (dba Bircus Brewing Company)

322-326 Elm Street

Ludlow, KY 41016

From:_____

(Full name of Subscriber)

Number of Units requested:_____

Price per Unit: $500

Ownership Percentage per Unit: 0.0033%

Total purchase price ($ x number of Non-Voting Common Membership Interests Units requested): $_____

(The minimum acceptable subscription is $250 for 1/2 unit)

SUBSCRIPTION AGREEMENT

1. **Subscription: Irrevocability: Certain Conditions.**

(a) The undersigned subscriber (the "Subscriber") hereby irrevocably subscribes for and agrees to purchase _____ Non-Voting Common Membership Interests (the "Units") of Gourmet Renee LLC (dba Bircus Brewing Company), a Kentucky limited liability company ("Company"), for the total purchase price of $_____ (the "Purchase Price").

(b) The Subscriber acknowledges and agrees that, except as otherwise set forth in this Subscription Agreement, this subscription will become irrevocable at the time of its submission to Company and that this subscription may not be withdrawn by the Subscriber unless Company rejects this Subscription Agreement.

(c) The Subscriber acknowledges and agrees that this subscription may be accepted or rejected by Company, in whole or in part, in its sole and absolute discretion and that the Subscriber will be obligated, upon acceptance of this subscription by Company, to purchase the Units to the extent this subscription is accepted by Company.

(d) The Subscriber acknowledges and agrees that it is a condition to Company's acceptance of this subscription that the Subscriber execute and deliver with this Subscription Agreement.

2. **Payment of the Purchase Price; Delivery of the Units.**

(a) The Subscriber is delivering with this Subscription Agreement duly completed, together with payment for the Purchase Price, to Company.

(b) If Company determines to accept this subscription for less than all of the subscribed Units, Company will return to the Subscriber the portion of the Purchase Price, without interest or deduction, as exceeds $500 multiplied by the number of Units for which Company will accept this subscription. If Company determines to reject this subscription in whole, Company will return the full amount of the Purchase Price, without interest or deduction, to the Subscriber. The Subscriber acknowledges that it will have no right re- turn of any of the Purchase Price unless and until Company determines to accept this subscription for less than all of the subscribed Units or to reject this subscription in whole. The portion of the Purchase Price which represents payment for Units which Company will issue to the Subscriber will be paid to Company.

3. Representations. Warranties and Covenants of the Subscriber. In order to in- duce Company to accept this subscription and to issue the Units to the Subscriber, the Subscriber hereby represents and warrants to, and covenants and agrees with, Company as follows:

(a) The Subscriber has received and carefully reviewed the Operating Agreement and Confidential Risks Disclosure, and has relied only on the information contained therein. The Subscriber acknowledges that all documents, records and books of Company requested by the Subscriber have been made available for inspection by it and its purchaser representatives, attorneys, financial advisors and accountants. The Subscriber and its advisors had a reasonable opportunity to ask questions of and receive answers from the officers of Company concerning Company and the terms and conditions of the offering of the Units, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense by the Manager of Company, necessary to verify the ac- curacy of the information in these offering materials and other information provided by Company. All such questions have been answered to the full satisfaction of the Subscriber.

(b) The Subscriber (i) has adequate means of providing for its current liabilities and possible contingencies, (ii) has no need for liquidity in connection with a purchase of the Units, (iii) is able to bear the economic risks associated with a purchase of the Units for an indefinite period, and has the capacity to protect its own interests in connection with a purchase of the Units, and (iv) can afford the complete loss of its Purchase Price for the Units.

(c) The Subscriber is legally competent, 18 years or older and has full power and authority to acquire and hold its interest in the Company's Securities and to execute and deliver this document.

(d) The Subscriber is eligible to invest under Regulation CF rules as either a non-accredited investor or as an accredited investor as defined in Rule 501(a) by the Securities Exchange Commission.

(e) The Subscriber recognizes that a purchase of the Units involves a high degree of risk, including without limitation those risks factors set forth in the Confidential Risks Disclosure. The Subscriber has obtained, in the Subscriber's judgment, sufficient information relating to Company and its business to evaluate the merits and risks of this investment.

(f) The Subscriber understands that (i) the offering of the Units has been registered or qualified under the Regulation CF SEC exemption, and the qualification provisions of its securities laws, which exemptions are based upon the limited nature of the offering or the eligibility or qualifications of the purchasers, (ii) the Units purchased by the Subscriber may be transferred by the Subscriber only if the sale or transfer is registered un- der the or an exemption from registration is available, (iii) Company is under no obligation to register any Units on the Subscriber's behalf or to assist the Subscriber in complying with any exemption from registration, and (iv) Company will rely upon the representations, war- ranties, covenants and agreements made by the Subscriber in this Subscription Agreement in order to establish the exemption from the registration provisions of Regulation CF and state securities laws.

(g) The Units are being purchased solely for the Subscriber's own account and not for the account of any other person.

(h) The Subscriber realizes that it may not be able to sell or dispose of the Units as there will be no public market for the Units in the foreseeable future.

(i) The Subscriber understands that all forecasts provided by, or on be- half of, Company are based on various estimates and assumptions of Company and are subject to the limitations and qualifications set forth in such materials and described in the Confidential Risks and Disclosures.

(j) The foregoing representations, warranties, covenants and agreements and all other information which the Subscriber has provided concerning the Subscriber and the Subscriber's financial condition are true and accurate as of the date hereof. If there is any materially adverse change in such information, representations, warranties, covenants or agreements, or they are not true and accurate as of the date of issuance of the Units to Subscriber, the Subscriber will give written notice of such fact to Company, specifying which information, representations, warranties, covenants or agreements are changed and the reasons therefor.

(k) The Subscriber acknowledges that it learned of this investment opportunity without the use of general solicitation.

(l) The Subscriber understands that neither the Securities and Exchange Commission nor any state securities commission or other state regulatory agency has made any finding or determination relating to the fairness for public investment

4

of the Units to be purchased by Subscriber and that no such commission or agency has recommended or endorsed or will recommend or endorse the purchase of the Units.

4. Investment Intent; Restrictions on Transfers.

(a) The Subscriber represents and warrants to Company that the Subscriber is purchasing the Units for investment purposes only and not with a view to, or for resale in connection with, a distribution of the Units.

(b) The Subscriber covenants and agrees not to sell, assign, transfer or otherwise dispose of the Units except in accordance with the Operating Agreement and in accordance with Regulation CF and applicable state securities laws. The Subscriber further acknowledges and agrees that this restriction on transfers is imposed in part to satisfy the requirements of exemptions from the registration provisions of Regulation CF and state securities laws and the transfer restrictions contained in the Operating Agreement are reasonable.

5. Indemnification. The Subscriber will indemnify, defend and hold harmless Company and its officers, managers, members, agents, accountants, attorneys, affiliates, successors and assigns, from and against any actions, claims, demands, judgments, settlements, losses, damages, liabilities, costs or expenses (including without limitation reasonable attorneys' fees) arising out of or resulting from any inaccuracy in or breach of any of Subscriber's representations, warranties, covenants or agreements contained in this Subscription Agreement.

6. Miscellaneous.

(a) The Subscriber may not transfer or assign this Subscription Agreement, or any of the Subscriber's rights, duties or interests herein, to any other person or entity without the prior written consent of Company.

(b) The Subscriber agrees that the Subscriber may not cancel, terminate or revoke this Subscription Agreement (except as otherwise specifically permitted under applicable securities laws or this Subscription Agreement), and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon the Subscriber's heirs, estate, legal representatives, permitted successors and assigns.

(c) This Subscription Agreement and the documents described herein constitute the entire agreement between the parties hereto with respect to the subject matter hereof. This Subscription Agreement may be amended only by a writing executed by both of the parties hereto.

(d) This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Kentucky, regardless of the principles of conflicts of laws applied by any other jurisdiction.

(e) Within five days after the receipt of a written request from Company, the Subscriber agrees to provide such information and to execute and deliver such documents as may be reasonably necessary to comply with any laws or regulations to which Company or may be subject.

(f) The representations, warranties, covenants and agreements of the Subscriber set forth in this Subscription Agreement shall survive the sale of the Units to the Subscriber indefinitely.

(g) Any pronoun used in this Subscription Agreement shall be deemed to cover all genders. The words "hereof,", "hereby," "herein," "hereunder" and the like refer to this Subscription Agreement as a whole and not to particular sections, paragraphs or clauses of this Subscription Agreement.

All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, certified or registered first-class mail, electronic mail, telecopier or courier guaranteeing overnight delivery: (i) if to the Subscriber, at the address on the attached signature page, or (ii) if to Company, at the following address: Paul H. Miller 322-326 Elm Street, Ludlow, KY 41016

Gourmet Renee LLC (dba Bircus Brewing Company)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date of the earliest date it signed by the Company and the applicable Purchaser.

THE COMPANY:

Signed: /s/ Paul H. Miller

Name: Paul H. Miller

Title: Owner, Manager

Address: 322-326 Elm Street Ludlow, KY 41016

[SIGNATURE PAGES]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date of the earliest date it signed by the Company and the applicable Purchaser.

PURCHASERS:

FOR INVESTOR

Signed: _____   Date:_____

Name: _____

Email: _____

 Phone: _____

If **INDIVIDUAL**:

Date of Birth: _____

SSN: _____

If **ENTITY**:

Company: _____

EIN: _____

Address: _____

Principal Amount of Investment: _____

Accredited?   _____

Acceptance of Subcription. The company hereby accepts the subscription of Gourmet Renee LLC (dba Bircus Brewing Company)

By: <u>/s/ Paul H Miller Title: Owner, Manager</u>

[SIGNATURE PAGES]

EXHIBIT B

FORM C (SEE ATTACHED)

EXHIBIT C

DISCLOSURE SCHEDULE

This Disclosure Schedule (this "**Disclosure Schedule**") is delivered by the Company in connection with the sale of shares of the Company's Regulation CF Offering on or about the Agreement Date by the Company. This Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in **Exhibit A** of the Agreement, and the disclosures in any section of this Disclosure Schedule qualify other sections in **Exhibit A** of the Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections. Where any representation or warranty is limited or qualified by the materiality of the matters to which the representation or warranty are given, the inclusion of any matter in this Disclosure Schedule does not constitute an admission by the Company that such matter is material. Unless otherwise defined herein, any capitalized terms in this Disclosure Schedule have the same meanings assigned to those terms in the Agreement. Nothing in this Disclosure Schedule constitutes an admission of any liability or obligation of the Company to any third party, or an admission against the Company's interests.

EXHIBIT D

OPERATING AGREEMENT